Exhibit 99.1

HUDBAY MINERALS INC.

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the three months ended

March 31, 2012

May 9, 2012

NOTES TO READER

This Management’s Discussion and Analysis (“MD&A”) dated May 9, 2012 is intended to supplement HudBay Minerals Inc.’s unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2012 (the “consolidated interim financial statements”). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), including International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board.

Additional information regarding HudBay Minerals Inc. is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), annual MD&A, audited consolidated financial statements, and Management Information Circular, available on our website at www.hudbayminerals.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in Canadian dollars unless otherwise noted.

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to HudBay Minerals Inc. and its direct and indirect subsidiaries. “HBMS” refers to Hudson Bay Mining and Smelting Co., Limited and “Hudbay Peru” refers to Hudbay Peru Inc. (previously named Norsemont Mining Inc.), both wholly-owned subsidiaries of Hudbay. “HMI Nickel” refers to HMI Nickel Inc., which was amalgamated into HudBay Minerals Inc. during the third quarter of 2011. “CGN” refers to Compañía Guatemalteca de Níquel, S.A., which was sold as part of the Fenix disposition in the third quarter of 2011. “WPCR” refers to the White Pine Copper Refinery Inc., which was sold during the second quarter of 2011. “Zochem” refers to Zochem Inc., which was sold during the fourth quarter of 2011.

Forward-Looking Information

This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Forward-looking information includes information that relates to, among other things, our objectives, strategies, and intentions and future financial and operating performance and prospects. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary statement.

Forward-looking information includes, but is not limited to, continued production at our 777, Trout Lake and Chisel North mines, continued processing at our Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, our ability to develop our Lalor, Constancia and Reed projects and the anticipated scope of, cost of and development plans for, these projects, anticipated timing of our projects and events that may affect our projects (including the timing of decisions by our Board of Directors and governmental authorities), anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•             the success of mining, processing, exploration and development activities;

•             the accuracy of geological, mining and metallurgical estimates;

•             the costs of production;

•             the supply and demand for metals we produce;

•             the volatility of commodity prices;

•             the volatility in foreign exchange rates;

•             the supply and availability of concentrate for our processing facilities;

•             the supply and availability of reagents for our concentrators;

•             the availability of third party processing facilities for our concentrate;

•             the supply and availability of all forms of energy and fuels at reasonable prices;

•             the availability of transportation services at reasonable prices;

•             no significant unanticipated operational or technical difficulties;

•             the execution of our business strategy, including the success of our strategic investments;

•             the availability of financing for our exploration and development projects and activities;

•             the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

•             the timing and receipt of various regulatory and governmental approvals;

•             the availability of personnel for our exploration, development and production projects and ongoing employee relations;

•             maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia project;

•             no significant unanticipated challenges with stakeholders at our various projects;

•             no significant unanticipated events relating to regulatory, environmental, health and safety matters;

•             no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;

•             the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•             any assumptions related to taxes, including, but not limited to current tax laws and regulations; and

•             no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations and energy prices), uncertainties related to the development and operation of our projects, depletion of our reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect our ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form, Form 40-F and in this MD&A.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws applicable to U.S. companies.

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the SEC Industry Guide 7. Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the mining industry technical terms in Schedule A “Glossary of Mining Terms” of our Annual Information Form (“AIF”) for the fiscal year ended December 31, 2011, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in our Form 40-F filed on EDGAR on April 2, 2012 (File No. 001-34244).

Presentation of Non-IFRS Financial Performance Measures

We use operating cash flow per share and co-product cash costs as non-IFRS financial performance measures in our MD&A. For a detailed description of each of the non-IFRS financial performance measures used in this MD&A, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 28 of our MD&A.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia project has been approved by Cashel Meagher, P. Geo, our Vice-President, South America. The technical and scientific information related to all other sites and projects contained in this MD&A has been approved by Robert Carter, P. Eng, our Manager, Project Evaluation. Mr. Meagher and Mr. Carter are qualified persons pursuant to NI 43-101.

OUR BUSINESS

We are a Canadian integrated mining company governed by the Canada Business Corporations Act with shares listed under the symbol “HBM” on the Toronto Stock Exchange and the New York Stock Exchange. With assets in North and South America, we produce copper concentrate (containing copper, gold and silver) and zinc metal and are focused on the discovery, production and marketing of base and precious metals. Through our subsidiaries, we own copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan and a copper project in Peru. We also have equity investments in a number of exploration companies with promising mineral properties. Our mission is to create sustainable value through increased commodity exposure on a per share basis for our shareholders.

HIGHLIGHTS

•             Contained metal production and operating costs in line with guidance.

•             Operating cash flow before change in non-cash working capital was $42.2 million, a $0.4 million increase compared with the same period last year.

•             Initial mineral resource estimate at Pampacancha includes 51.2 million tonnes of measured and indicated mineral resources with a copper equivalent grade of 0.74%, which we plan to incorporate into the Constancia project mine plan.

•             Capital cost estimate of US$1.5 billion to construct the proposed Constancia mine, with contemplated scope changes including a 15% increase in production capacity to 28.2 million tonnes of ore per year, compared to Norsemont Mining Inc.’s Feasibility Study Optimization.

•             Lalor production shaft sinking commenced and underground diamond drilling is underway; initial Lalor production on track for mid-2012.

•             In the first quarter of 2012, we recorded a profit and earnings per share of $8.0 million and $0.05, compared to $15.1 million and $0.11 in the first quarter of 2011. First quarter 2012 profit was negatively affected by the following significant, non-cash items, which we do not view as part of our core operations:

	Pre-tax amount ($ millions)	After-tax amount ($ millions)	Per Share ($/share)
Impairments on zinc inventory	$3.4	$2.0	$0.01
Other finance losses from junior mining investments and foreign exchange	7.8	5.8	0.03
Deferred income tax expense arising from capitalized community payment obligations	2.8	2.8	0.02

Key Financial and Production Results

Financial Condition ($000s)	Mar. 31, 2012	Dec. 31, 2011
Cash and cash equivalents	770,704	899,077
Working capital	726,574	841,705
Total assets	2,487,395	2,448,820
Equity(1)	1,790,602	1,813,163

		Three Months Ended
Financial Performance ($000s except per share and cash cost amounts)		Mar. 31, 2012	Mar. 31, 2011

Revenue		187,038	177,345
Profit before tax		24,579	34,371
Profit from continuing operations		7,970	15,870
Basic and diluted earnings per share(1)		0.05	0.11
Profit for the period		7,970	15,087
Operating cash flow before change in non-cash working capital		42,247	41,864
Operating cash flow per share (2)		0.25	0.27
Cash cost (on a co-product basis) (2)
Copper	($/pound)	1.67	0.82
Zinc	($/pound)	1.02	1.00
Gold	($/troy oz)	565	241
Production (contained metal in concentrate)(3)
Copper	(tonnes)	10,744	14,386
Zinc	(tonnes)	21,667	19,205
Gold	(troy oz.)	22,555	24,363
Silver	(troy oz.)	205,350	215,924
Metal Sold
Contained metal in concentrate(4)
Copper (tonnes)		10,919	8,437
Gold (troy oz.)		19,161	12,951
Silver (troy oz.)		172,458	115,564
Refined zinc (tonnes)		25,585	27,878

(1)	Attributable to owners of the Company.
(2)

Operating cash flow per share and cash cost (on a co-product basis) are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 28 of this MD&A.

(3)	Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms.
(4)	Amounts in 2011 also include minimal amounts of copper cathode and anode, which were sold during the first quarter only.

DEVELOPMENT AND EXPLORATION UPDATE

Constancia

On April 2, 2012 we announced an initial resource at our higher grade Pampacancha satellite deposit, which is 2.5 kilometres from the main deposit at our 100% owned Constancia project in Peru. The resource includes 51.2 million tonnes of measured and indicated mineral resources with a copper equivalent grade of 0.74%.

Pampacancha Deposit — Mineral Resources as at March 30, 2012(1), (2)

Category	Tonnes	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	Cu Equivalent (%)
Measured	32,681,000	0.48	0.31	4.78	0.0166	0.79
Indicated	18,526,000	0.38	0.26	4.59	0.0145	0.65
Total Resources	51,207,000	0.44	0.29	4.71	0.0158	0.74

(1)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(2)	For further information relating to the above mineral resource estimate, including data verification and quality assurance/quality control processes, refer to our most recent AIF file on Sedar.

A 30,000 metre drill program in 2012 at Constancia is focused on expanding the resource and exploring satellite deposits. We believe that, while the low grade hypogene ore within the Constancia deposit is well defined, there is the potential to yield additional higher grade mineralization in satellite deposits.

Exploration drilling will resume mid May of 2012 at the Pampacancha deposit, which remains open in all directions. Four drills will initially focus on the north and west extensions, as these zones have been yielding higher grade intersections.

Drilling at the Chilloroya South prospect is scheduled to commence in July 2012 with two drills moving from Pampacancha. This area contained interesting intersections from Norsemont Mining Inc.’s previous exploration program, which concentrated on porphyry copper targets, skarn targets and tourmaline breccia targets.

We are preparing an updated reserve estimate for the Constancia open pit that will be completed once other project economics are determined.

Front-end engineering and design work at Constancia is nearing completion. Significant changes to the previous project design include:

•             Value engineering and comminution optimization, which has yielded an annual ore production capacity increase from 24.5 million tonnes per year in Norsemont’s Feasibility Study Optimization to 28.2 million tonnes per year, representing a 15% increase in throughput

•            An expected increase in the in-pit reserve to incorporate additional economic mineralization. This will require an increase in the project’s tailings dam capacity. The increase in reserve along with plans to incorporate the higher grade Pampacancha resource early into the mine plan are expected to be incorporated into a new mine plan by mid-2012

•             Value engineering efforts, which are underway, with optimization efforts focused on areas such as camp accommodations, water management and tailings impoundment

Project procurement is proceeding well. We have placed fixed price orders and have supplier commitments for over US$223 million in project equipment, including grinding mills and mobile equipment. Permit applications are on track, and we expect to receive the principal beneficiation concession permit in mid-June 2012. We have negotiated principal commercial terms for an Engineering, Procurement, and Construction Management contract with Ausenco and an agreement with Stracon GyM governing major earth works during the construction period and transition to mining. Formal agreements are expected upon project approval by our Board of Directors.

Our capital cost estimate for the Constancia project is US$1.5 billion. This reflects the scope enhancements described above, as well as general cost escalation, local currency appreciation and other factors. The amount represents gross capital costs, which exclude credits from pre-production sales (during the period before commencement of commercial production) and land access costs related to community agreements. To support the continuing pre construction development of Constancia, our Board of Directors approved capital expenditures of US$141 million for the first and second quarters of 2012. This amount is included in the overall capital cost estimate for the project and will support ongoing engineering and procurement activity, hydrogeological drilling and camp construction among other activities.

The anticipated project schedule currently remains unchanged, with first production expected in 2015 and full production in 2016. By mid-2012, we expect to present our Board of Directors with a formal project recommendation, including a financing plan expected to involve a financing of the project supported by long-term offtake contracts.

Lalor Development and Construction Advancing Well; Ventilation Shaft Now Sunk to Approximately 700 metres

We have committed a total of $704 million in capital spending to construct our 100% owned Lalor project near Snow Lake, Manitoba. We have spent approximately $245 million on the project to March 31, 2012, and entered into an additional $98.5 million in commitments for the project.

We expect the remaining capital spending to occur over the 2012 - 2014 period as follows:

(in $ millions)
Q2-Q4 2012	$108
2013	200
2014	151
Total future capital spending	459
Total spent in 2010/2011	206
Total spent in Q1 2012	39
Total	$704

We have completed the access ramp from the Chisel North mine to the Lalor project. During the quarter, development work was completed on the 795, 810 and 825 metre levels as well as the undercut and development for the ventilation shaft breakthrough. We are currently ramping to the 840 metre level and the base of the main ventilation shaft. On the 795 metre level, construction has begun on the rockbreaker station and the ventilation doors. The 810 metre level ventilation doors are near complete, ahead of the ventilation shaft breakthrough. Project development and construction work is focused on initial production up the ventilation shaft, which remains on track for mid 2012. The ventilation shaft is now sunk to approximately 700 metres and is expected to reach its ultimate depth of 835 metres by July 2012.

Construction of surface infrastructure on the main site is progressing well and is near completion. The headframe is complete, and the main production hoist has been commissioned. We commenced sinking of the main shaft using the production hoist in April 2012. Other site activities included completion of the site warehouse and surface shop and the commissioning of the water treatment plant and temporary sewage plant.

Basic engineering for the concentrator is well underway and we have placed orders for the surface crusher and the sag and ball mills. We expect to commence production from the main shaft and new concentrator in late 2014 with the first full year of production expected in 2015.

Reed Copper Project Construction Continues; Trench Grouting Program Commences

During the first quarter, our focus for our 70% owned Reed copper project in Manitoba was to obtain the necessary key permits to initiate site construction, which were granted slightly ahead of schedule. We completed site clearing and levelling for the trench, portal and lay down storage area in mid-March, and a construction office trailer has now been set-up at site.

We completed a pre-feasibility study with Stantec Consulting Ltd, which outlined positive economics and declared mineral reserves for the Reed copper project for the first time. Subject to the receipt of required regulatory approvals, initial production is expected by third quarter of 2013 and will ramp up to full production of approximately 1,300 tonnes per day by the first quarter of 2014. We anticipate that we will commence the ramp decline in the third quarter of 2012.

For accounting purposes, we determined that the Reed copper project reached the end of exploration and evaluation phase as at March 31, 2012. At that time, we had completed a pre-feasibility study, some of the resources had been converted to reserves, and management had determined it was probable the project will be developed into a mine. Accordingly, effective April 1, 2012, we have been capitalizing Reed copper project expenditures.

Entire site clearing and a new access road off of Provincial Highway 39 was completed in April 2012. Drilling for the trench grouting program and tendering for the trench excavation commenced in April 2012.

Exploration Update

	Three months ended		Annual
	Mar. 31, 2012	Mar 31, 2011	2012
($ millions)(1)	Actual	Actual	Guidance
Manitoba	8	7	31
South America	3	1	13	(2)
Other North America	3	2	10
Total exploration expenditures	14	10	54
Capitalized spending	(1)	—	(5)
Total exploration expense	13	10	49

(1)Amounts are net of investment tax credits where applicable.

(2)The 2012 guidance provided for the Constancia project is for the first quarter only.

Two exploration drills were operating at the Reed copper project during the first quarter of 2012. One drill was focusing on a possible down plunge extension of the Reed copper deposit, which is under option from our joint venture partner, VMS Ventures Inc., while the second drill began operating in February at the Reed North property mineral occurrence.

Exploration drilling will resume mid May of 2012 at the Pampacancha deposit, which remains open in all directions. Four drills will initially focus on the north and west extensions, as these zones have been yielding higher grade intersections. Drilling at the Chilloroya South prospect is scheduled to commence in July 2012.

OPERATIONS REVIEW

Health and Safety

For the first quarter, we experienced a lost time accident frequency of 0.5 per 200,000 hours worked (including contractors). In the first quarter of 2011, we recorded no lost time accidents.

Operating Mines

		Three Months Ended		Guidance
		Mar. 31	Mar. 31
Mines		2012	2011	Annual 2012
777
Ore	tonnes	389,521	366,651	1,553,000
Copper	%	2.35	3.33	2.30
Zinc	%	4.51	3.53	4.30
Gold	g/tonne	2.09	2.43	1.90
Silver	g/tonne	25.23	25.78	28.00
Trout Lake
Ore	tonnes	129,091	124,904	230,000
Copper	%	1.95	2.41	1.80
Zinc	%	3.46	4.34	2.30
Gold	g/tonne	2.19	1.23	1.50
Silver	g/tonne	13.03	13.10	7.10
Chisel North Zinc Ore
Ore	tonnes	46,379	52,517	108,000
Zinc	%	8.45	7.57	7.10
Chisel North Copper Ore
Ore	tonnes	19,151	14,615	57,000
Copper	%	1.56	1.70	1.60
Zinc	%	2.52	1.17	0.90
Gold	g/tonne	1.92	1.17	2.10
Silver	g/tonne	19.78	20.88	20.60
Total Mines
Ore	tonnes	584,142	558,687	—
Copper	%	2.07	2.79	—
Zinc	%	4.53	4.03	—
Gold	g/tonne	2.02	2.02	—
Silver	g/tonne	23.11	22.56	—

		Three Months Ended		Guidance
		Mar. 31	Mar. 31
Unit Operating Costs		2012	2011	Annual 2012

Mines
777	$/tonne	42.49	38.60	38-42
Trout Lake	$/tonne	65.09	104.31	60-74
Chisel North	$/tonne	106.49	85.01	93-114
Total Mines	$/tonne	54.67	58.86

777 Mine

Ore production at our 777 mine for the first quarter of 2012 was 6% higher, compared to the same period in 2011 due to favourable production rates from primary stopes. Compared with the grades in the same period in 2011, copper, gold, and silver grades realized in 2012 were lower by 29%, 14%, and 2%, respectively, while zinc grades were higher by 28%, due to particular stopes sequenced and mined. Operating costs per tonne of ore in the first quarter of 2012 at $42.49 were 10% higher as compared to the same period in 2011, primarily due to additional ground support requirements and timing of maintenance. Unit operating costs are typically higher during the first and fourth quarters due to seasonal heating requirements.

Trout Lake Mine

Ore production at Trout Lake for the first quarter of 2012 was 2% higher compared to the same quarter in 2011 due to optimal ground support and a work plan change with greater focus on individual stopes to ensure all material is removed in preparation for mine closure in the third quarter of 2012. Zinc, copper, and silver grades were 20%, 19% and 1% lower, respectively, while gold grades were 78% higher compared to the same period in 2011. This is due to the composition of stopes in the Deep West Zone where production was focused during the current quarter. Operating costs per tonne of ore were 38% lower in the first quarter of 2012, as compared to the first quarter of 2011, due to several factors including less ground control work needed, fewer consumables used, and transition of fixed cost labour resources to the Lalor project. In addition, no further development costs are contemplated prior to mine closure.

Chisel North Mine

Total ore production at Chisel North for the first quarter of 2012 was 3% lower than the first quarter in 2011. Operating cost per tonne of ore for the first quarter of 2012 was $106.49, an increase of 25% compared to the same quarter in 2011, due to additional ground support screening costs incurred.

Concentrators

		Three Months Ended		Guidance
		Mar. 31	Mar. 31
Concentrators		2012	2011	Annual 2012
Flin Flon Concentrator
Ore	tonnes	517,923	497,274	1,840,000
Copper	%	2.25	3.09	—
Zinc	%	4.13	3.70	—
Gold	g/tonne	2.13	2.16	—
Silver	g/tonne	21.94	22.49	—
Copper concentrate	tonnes	44,482	58,316	—
Concentrate grade	% Cu	24.15	24.67	—
Zinc concentrate	tonnes	34,709	30,119	—
Concentrate grade	% Zn	50.93	50.86	—

Copper recovery	%	92.1	93.5	93
Zinc recovery	%	82.7	83.3	85
Gold recovery	%	63.4	71.1	70
Silver recovery	%	56.2	60.1	—
Snow Lake Concentrator
Ore	tonnes	47,879	53,283	190,000
Zinc	%	8.58	7.59	—
Zinc concentrate	tonnes	7,882	7,580	—
Concentrate grade	% Zn	50.62	51.27	—
Zinc recovery	%	97.2	96.1	95

		Three Months Ended		Guidance
		Mar. 31	Mar. 31
Unit Operating Costs		2012	2011	Annual 2012

Concentrators
Flin Flon	$/tonne	13.01	13.55	12-15
Snow Lake	$/tonne	35.99	28.29	32-37

		Three Months Ended		Guidance
		Mar. 31	Mar. 31
		2012	2011	Annual 2012
Manitoba contained metal in concentrate
Copper	tonnes	10,744	14,386	35,000-40,000
Zinc	tonnes	21,667	19,205	70,000-85,000
Gold	troy oz.	22,555	24,363	—
Silver	troy oz.	205,350	215,923	—

Precious metals(1)	troy oz.	26,797	30,006	85,000-105,000

(1)

Precious metals include gold and silver production. For precious metal production, silver is converted to gold at the average gold and silver realized sales prices during the period. For the precious metal guidance, silver is converted to gold at a ratio of 50:1.

Flin Flon Concentrator

For the first quarter of 2012, ore processed increased by 4% compared to the same period in 2011 due primarily to increased tonnage hoisted at 777 and Trout Lake mines, in addition to favourable concentrator uptime. Copper head grades were 27% lower and zinc head grades were 12% higher in the first quarter of 2012 compared to the first quarter of 2011. Gold head grades were 1% lower, and silver head grades were 2% lower compared to the first quarter of 2011. Head grade variances experienced in the first quarter of 2012 versus the first quarter of 2011 are due to the characteristics of the ore mined in the period. Recovery of copper and zinc to concentrate remained fairly consistent from the same period in 2011, while gold and silver recoveries were 11% and 6% lower, respectively, due to limited availability of certain reagents. Substitute chemicals are currently being tested and recoveries improved in March from February. Operating cost per tonne of ore processed, in the first quarter of 2012, decreased by 4% compared to the same period in 2011, largely due to increased throughput.

Snow Lake Concentrator

During the first quarter of 2012 the concentrator treated 10% fewer tonnes of zinc than in the first quarter of 2011 at a grade 13% higher and a recovery similar to the first quarter of 2011. Operating costs for the first quarter were $35.99 per tonne milled, an increase of 27% from the same period in 2011. This is consistent with our expectations due to lower production and the transition to processing the Lalor ore. There are additional manpower and training requirements in 2012 to prepare for increased concentrator throughput in 2013.

Metallurgical Facilities

		Three Months Ended		Guidance
		Mar. 31	Mar. 31
Zinc Production		2012	2011	Annual 2012
Zinc Concentrate Treated
Domestic	tonnes	38,730	43,806	164,000
Purchased	tonnes	7,998	12,039	56,000
Total	tonnes	46,728	55,845	220,000
Refined Metal Produced
Domestic	tonnes	18,187	19,820	—
Purchased	tonnes	3,839	5,939	—
Total	tonnes	22,026	25,759	—

		Three Months Ended		Guidance
		Mar. 31	Mar. 31
Unit Operating Costs		2012	2011	Annual 2012
Zinc Plant	$/lb. Zn	0.41	0.36	0.32-0.37

Zinc Plant

Production of cast zinc in the first quarter of 2012 was 14% lower than the same quarter in 2011, primarily as a result of a decrease in the level of purchased concentrate treated, in addition to stockpile management in advance of the regularly scheduled biennial maintenance shutdown in April. Operating costs per pound of zinc metal produced were 14% higher during the first quarter as a result of the reduced unit volume.

Metal Sold

		Three Months Ended
		Mar. 31	Mar. 31
		2012	2011(1)
Contained metal in concentrate
Copper	tonnes	10,919	8,437
Gold	troy oz.	19,161	12,951
Silver	troy oz.	172,458	115,564
Refined zinc	tonnes	25,585	27,878

(1)          Amounts in 2011 also include minimal amounts of copper cathode and anode which were sold during the first quarter only.

FINANCIAL REVIEW

Financial Results

In the first quarter of 2012, profit was $8.0 million, as compared to a profit of $15.1 million for the first quarter of 2011. Significant variances affecting the first quarter results compared to the same period in 2011 are as follows:

Three Months Ended
(in $ millions)	Mar. 31, 2012

Increase (decrease) in components of profit or loss:
Revenues	9.7
Cost of sales
Depreciation and amortization	5.6
Mine operating costs	(17.6)
Selling and administrative expenses	2.2
Exploration and evaluation	(3.1)
Other operating income	(0.1)
Other operating expenses	0.9
Finance income	(0.2)
Other finance losses	(7.2)
Tax	1.9
Decrease in profit from continuing operations compared to the same period in 2011	(7.9)
Loss from discontinued operations in 2011	0.8
Decrease in profit for the period	(7.1)

The decrease in profit for the first quarter of 2012 compared to the same period in 2011 was driven primarily by an increase of $17.6 million in mine operating costs, which included approximately $6.0 million of past service pension costs associated with new collective agreements and a $3.4 million net impairment of zinc metal inventory to net realizable value in 2012 and together with a $7.2 million increase in other finance losses which includes an impairment of investments and non-trade receivables of $5.3 million to bring their carrying value down to fair value as we do not expect them to be recoverable. In addition, our exploration expense increased by $3.1 million compared to the same period in 2011 mainly due to increased exploration activities in South America. This was partially offset by higher revenue of $9.7 million in the first quarter of 2012 compared to 2011, driven by higher sales volumes of contained copper, and gold metal in copper concentrate as compared with the prior year. In addition, depreciation and amortization, selling and administration and tax expense were all lower in the first quarter of 2012 compared to the first quarter of 2011.

Revenue increased in the first quarter of 2012

Total revenue for the first quarter of 2012 was $187.0 million; $9.7 million higher than the same quarter in 2011. This increase is due to the following variances:

(in $ millions)	Three Months Ended Mar. 31 2012

Metal prices(1)
Lower copper prices	(4.4)
Lower zinc prices	(6.7)
Higher gold prices	4.6

Sales volumes
Higher copper sales volumes	22.0
Higher zinc sales volumes	1.5
Higher gold sales volumes	10.9

Other
Favourable movement in foreign exchange rates	2.5
Sales in 2011 of copper bearing material recovered from copper smelter and WPCR after closure	(14.6)
Other volume and pricing differences, including loss of premiums on zinc oxide sales after sale of Zochem in 2011	(4.5)
Higher treatment and refining charges	(1.6)
Increase in net revenues in 2012 compared to 2011	9.7

(1) See discussion below for further information regarding metal prices.

Our revenue, by significant product type is summarized below:

	Three Months Ended
	Mar. 31	Mar. 31
(in $ millions)	2012	2011
Copper	96.7	77.9
Zinc	56.3	41.8
Gold	33.5	17.7
Silver	6.2	4.1
Zinc Oxide	—	24.8
Other	1.3	16.4
Gross revenue	194.0	182.7
Less: treatment and refining charges	(7.0)	(5.4)
Revenue	187.0	177.3

Our realized prices for the first quarter of 2012 and 2011 are summarized below:

			Realized prices(1) for three months ended
		LME Q1	Mar. 31	Mar. 31
		2012(2)	2012	2011

Prices in US$
Copper	US$/lb.	3.77	4.02	4.26
Zinc(3)	US$/lb.	0.92	0.99	1.11
Gold	US$/troy oz.	1,691	1,747	1,392
Silver	US$/troy oz.	32.62	36.09	36.38

Prices in C$
Copper	C$/lb.	3.77	4.02	4.19
Zinc(3)	C$/lb.	0.92	0.99	1.10
Gold	C$/troy oz.	1,693	1,748	1,370
Silver	C$/troy oz.	32.65	36.10	35.82
Exchange rate	US$1 to C$		1.00	0.98

(1)

Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices for copper in 2011 reflect an average of prices realized for copper cathode and spent anode sales and sales of contained copper in concentrate. Realized prices for gold and silver in 2011 reflect an average of prices realized for precious metal slimes and spent anode sales and sales of contained gold and silver in concentrate.

(2)	LME average for copper, zinc and gold prices. London Spot US equivalent for silver prices.
(3)

Zinc revenues include unrealized gains and losses related to forward zinc purchase contracts that are not included in the above realized prices. For the quarter, the unrealized components of these derivatives resulted in a gain of US$0.01/lb. for zinc.

The elimination of zinc oxide sales reflects our disposition of Zochem Inc. in the fourth quarter of 2011.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and profit. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and transfer of risk and title with customers.

Outlook (Refer above to the Forward-Looking Information section on page 2 of this MD&A)

Revenues will continue to be affected by the volume of domestic contained metal production, purchased zinc concentrates and the market prices of copper, zinc, gold and silver, together with fluctuation of the US dollar exchange rate compared to the Canadian dollar. Domestic metal production and purchased zinc concentrates are expected to be moderately lower in 2012 than 2011, although average market prices for copper and gold in 2012 to date have been similar to average prices in 2011. Revenues in 2012 are also not expected to benefit from a significant drawdown of excess copper concentrate inventory, which contributed to 2011 revenues.

Cost of sales increased in the first quarter of 2012

	Three Months Ended
	Mar. 31	Mar. 31
($000s)	2012	2011
Non-IFRS detailed cost of sales(1)

Mines
777	16,552	14,151
Trout Lake	8,403	13,029
Chisel North	6,978	5,707

Concentrators
Flin Flon	6,737	6,738
Snow Lake	1,723	1,508

Metallurgical plants
Zinc plant	20,085	20,608
Zochem	—	5,934

Other
Services and site administration	20,700	12,864
Purchased concentrate (before inventory changes)	9,429	7,531
Manitoba employee profit sharing	3,731	2,482
Net profits interest	4,988	5,847
Distribution	10,292	7,611
Other	113	132
Changes in domestic inventory	(646)	(9,271)
Depreciation and amortization	18,835	24,450
Inventory write-down	3,368	—
Cost of sales, per financial statements	131,288	119,321

(1)	Detailed cost of sales is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information please see page 28 of this MD&A.

Total cost of sales for the first quarter of 2012 was $131.3 million, reflecting an increase of $12.0 million from the first quarter of 2011, due mainly to changes in domestic inventory, a $7.8 million increase in service and site administration costs primarily as a result of approximately $6.0 million of past service pension costs associated with new collective agreements retroactive to January 1, 2012, an inventory write-down of $3.4 million and an increase of distribution costs of $2.7 million associated with higher concentrate sales volumes. This was partially offset by the sale of Zochem, which reduced our costs by approximately $6.0 million, and lower depreciation and amortization in the period as operations at our Trout and Chisel mines have been extended past their original planned closure dates, therefore reducing per tonne amortization.

For the first quarter of 2012, other significant variances in expenses, as compared to the same period in 2011, include the following:

•             Selling and administrative expenses decreased by $2.2 million compared to the same period in 2011 mainly due to costs of $5.8 million arising from the acquisition of Hudbay Peru in the first quarter of 2011, partially offset by increased corporate costs compared to the same period in 2011.

•             Exploration and evaluation expenses increased by $3.1 million compared to the same period in 2011, due to higher exploration activities mainly in our South America business unit which was acquired on March 1, 2011.

•             Other operating expenses decreased by $0.9 million to $1.3 million as a result of $1.7 million decrease in non-producing property costs primarily relating to White Pine Copper Refinery which was sold during the second quarter of 2011, partially offset by higher general operating costs in Peru.

•             Other finance losses - increased by $7.2 million, compared to the same period in 2011, primarily a result of impairment of investments and non-trade receivables of $5.3 million to bring their carrying value down to fair value as we do not expect these amounts to be recoverable. During the period we also also had an unrealized foreign exchange loss of $2.5 million.

Tax Expense

During the first quarter of 2012, tax expense decreased by $1.9 million compared to the same period in 2011.

	Three Months Ended
	Mar. 31	Mar. 31
	2012	2011

Non-cash - income tax expense (1)	7,897	3,566
Non-cash - mining tax expense (1)	4	450
Total non-cash tax expense	7,901	4,016
Estimated current taxes payable - income tax	2,233	7,385
Estimated current taxes payable - mining tax	6,475	7,100
Total estimated current taxes payable	8,708	14,485
Tax expense	16,609	18,501

(1)	Non-cash tax expenses represent our draw-down/increase of non-cash future income and mining tax assets/liabilities.

Income Tax Expense

Our effective income tax rate on profit before tax for the first quarter of 2012 was approximately 41.2% (first quarter of 2011 - 31.9%). As a result, in the first quarter of 2012, we recorded a net income tax expense of $10.1 million.

Applying the statutory income tax rate of 26.9% to our profit before taxes of $24.6 million would have resulted in a tax expense of approximately $6.6 million; however we recorded an income tax expense of $10.1 million (first quarter of 2011 - $11.0 million). The significant items causing our effective income tax rate to be different than the 26.9% statutory income tax rate include:

•             Certain of our foreign operations recorded losses of $4.2 million (first quarter of 2011 - $4.4 million). These losses cause deductible temporary differences. We have determined that we are not more likely than not to realize the benefit related to these deductible temporary differences; accordingly we have not recorded a related deferred tax asset.

•             Deferred tax expense arising from the Peruvian tax treatment of capitalized community agreements in which HudBay recognized a liability for the future payments required under the agreement and a corresponding asset. Although both the liability and asset recorded have associated offsetting temporary differences, we determined that we are not more likely than not to realize the benefit related to the deductible temporary differences associated with specific payments provided for in the agreement and deferred tax expense was recorded of $2.8 million (first quarter of 2011 - $0.0 million).

Mining Tax Expense

Manitoba

The Province of Manitoba imposes mining tax on net profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

•             10% of total mining taxable profit if mining profit is $50 million or less;

•             15% of total mining taxable profit if mining profits are between $55 million and $100 million; and

•             17% of total mining taxable profit if mining profits exceed $105 million.

We have accumulated mining tax pools over the years and recorded the related benefits as future mining tax assets. We estimate that the tax rate that will be applicable when temporary differences reverse will be 17.0%.

Applying the statutory income tax rate of 17.0% to our profit before taxes for the period of $24.6 million would have resulted in a tax expense of approximately $4.2 million; however, we recorded a tax expense of $6.5 million (first quarter of 2011 - $7.6 million). In the first quarter of 2012, our effective rate for mining taxes was approximately 26.4% (first quarter of 2011 - 22.1%). Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and costs related to foreign operations are not deductible in computing mining profits.

Peru

In 2011, the Peruvian government enacted a new mining tax (the “Special Mining Tax”) that will be imposed on the mining sector in parallel with the existing royalty regime, which in turn will be amended in order to be applied on companies’ operating mining income, rather than sales (the “Modified Royalty”). Both the Special Mining Tax and the Modified Royalty are applied on operating mining income based on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0% respectively. We have recorded a deferred tax liability at the tax rate we expect to apply when temporary differences reverse.

FINANCIAL CONDITION

Financial Condition

Financial Condition as at March 31, 2012 as compared to December 31, 2011

Cash and cash equivalents decreased by $128.4 million from December 31, 2011 to $770.7 million as at March 31, 2012. This decrease in cash and cash equivalents during the quarter was mainly driven by $78.5 million in capital expenditures primarily relating to our Lalor and Constancia projects, $31.6 million of cash taxes paid and $17.2 million of dividend payments. We hold our cash and cash equivalents in low-risk, liquid investments with major Canadian financial institutions.

Working capital decreased by $115.1 million to $726.6 million from December 31, 2011 to March 31, 2012. In addition to the lower cash and cash equivalents position,

•             Receivables increased by $47.6 million in 2012, due to timing of shipments;

•             Inventory decreased by $3.1 million due to the drawdown of copper concentrate inventory;

•             Taxes receivable increased by $8.1 million as a result of timing of payments;

•             Trade and other payables increased by $4.5 million and taxes payable decreased by $16.2 million as a result of timing of payments;

•             Other financial liabilities increased by $43.9 million as a result of the Peru community agreements described in note 12 of the consolidated interim financial statements; and

•             Other current liabilities increased by $6.6 million from December 31, 2011 mainly due to increases in pension and current portion of restricted stock units.

In March 2012, we entered into two agreements with communities near the Constancia project in Peru pursuant to which Hudbay acquired rights to utilize land to extract minerals over the useful life of the Constancia project. We recognized a liability of $63.9 million and recognized a corresponding asset, which has been presented in capital works in progress within property, plant and equipment, together with capitalized costs of the Constancia project. This amount represents the fair value of the financial liability upon initial recognition, which we determined using a discounted cash flow analysis based on expected cash flows and a credit-adjusted discount rate. In making this determination, we applied estimates in determining the appropriate discount rate, as well as the timing and amount of future cash flows under the agreements, which extend for a minimum of fifteen years. Subsequent measurement of the liability will be at amortized cost using the effective interest method.

Cash Flows

The following table summarizes our cash flows for the three months ended March 31, 2012 and March 31, 2011.

	Three Months Ended
	Mar. 31	Mar. 31
($000s)	2012	2011

Profit for the period	7,970	15,087
Loss from discontinued operations	—	(783)
Profit from continuing operations	7,970	15,870
Tax expense	16,609	18,501
Items not affecting cash	49,243	60,702
Operating financing fees paid	(15)	—
Operating cash flows of discontinued operations	—	(355)
Taxes paid	(31,560)	(52,854)
Operating cash flows before change in non-cash working capital	42,247	41,864
Change in non-cash working capital	(70,520)	(49,207)
Cash used in operating activities	(28,273)	(7,343)
Cash (used in) generated by investing activities	(84,778)	(174,292)
Cash used in financing activities	(17,117)	(17,364)
Effect of movement in exchange rates on cash and cash equivalents	1,795	(1,363)
Decrease in cash and cash equivalents	(128,373)	(200,362)

Cash Flow from Operating Activities

During the first quarter of 2012, operating cash flow before change in non-cash working capital was $42.2 million which was fairly consistent with the same quarter of 2011. Including the effect of changes in non-cash working capital (including taxes receivable and payable), operating activities used $28.3 million of cash flows in the first quarter, representing a $20.9 million increase in cash outflows compared to the same period in 2011. This increase was mainly due to movements in non-cash working capital balances, including increases in receivables in 2012 resulting from timing of payments for concentrate shipments.

Cash Flow from Investing and Financing Activities

During the first quarter of 2012, our investing and financing activities utilized cash of $101.9 million, driven primarily by capital expenditures of $78.5 million, dividend payments of $17.2 million, acquisition of investments in junior mining companies of $5.1 million and Peruvian sales tax payments of $3.2 million on capital expenditures, partially offset by interest received of $2.0 million.

Capital Expenditures

The following summarizes cash additions(1) to capital assets for the periods indicated:

	Three Months Ended
	Mar. 31	Mar. 31
(in $ millions)	2012	2011
Plant and Equipment	6.0	4.2
Capital Development	4.2	5.2
Capitalized Exploration	1.2	3.3
Capitalized Fenix Project	—	3.8
Capitalized Lalor Project	39.4	29.0
Capitalized 777 North Expansion	1.6	2.0
Capitalized Constancia Project	32.0	1.0
	84.4	48.5
Less: capital accruals for the period	(5.9)	(2.9)
Total	78.5	45.6

(1)          Excludes non-cash additions such as changes resulting from estimates relating to decommissioning and restoration liabilities and capitalized depreciation.

Our capital expenditures for the three months ended March 31, 2012 were $32.9 million higher than the same period in 2011, primarily due to capitalized expenditures at Lalor and Constancia, partially offset by reduced sustaining capital expenditures and the sale of our Fenix project in the third quarter of 2011.

	Three Months Ended		Guidance
	Mar. 31	Mar. 31
(in $ millions)	2012	2011	Annual 2012
777 Mine	7.4	7.1
Trout Lake Mine	0.1	—
Chisel North Mine	—	0.2
Flin Flon and Snow Lake Concentrators	—	0.1
Flin Flon and Snow Lake Other	2.6	3.3
Zinc Plant	1.3	0.5
Other	—	1.5
Sustaining capital expenditures	11.4	12.7	95
Lalor Project	39.4	29.0	147
Fenix Project	—	3.8	—
Constancia Project(1)	32.0	1.0	139
777 North Expansion	1.6	2.0	6
Back Forty Project	—	—	2
Reed	—	—	34
Growth capital expenditures	73.0	35.8	328
Less: capital accruals	(5.9)	(2.9)	—
Total	78.5	45.6	423

(1) The 2012 guidance provided for Constancia is for the first half of 2012 only.

Capital expenditures at Lalor are expected to total approximately $147 million in 2012. With the ramp from Chisel North to Lalor completed on time and on budget, the focus at Lalor has turned to completion of the ventilation shaft to allow first ore production up the temporary hoisting facilities by the middle of 2012.

An updated Constancia budget was approved at the end of March for the first and second quarters of 2012, which included an additional $34 million (including $2.1 million in deferred financing fees), which has been reflected in the guidance in the table above. Significant progress was made in the first quarter on agreements with communities, contracting long lead time purchases, updating the mine plan and updating expected project costs. We expect to make a formal production decision in respect of Constancia by the middle of 2012, at which time we intend to provide a further update on expected Constancia capital spending.

Liquidity

We have a US$300 million revolving credit facility with a syndicate of banks. As at March 31, 2012, we were in compliance with the covenants required by the facility. Also as at March 31, 2012, we had $62.0 million in outstanding letters of credit collateralized by cash and cash equivalents which would have been classified as restricted cash in the absence of the credit facility.

Our cash and cash equivalents balance of $770.7 million provides a substantial cushion against unanticipated demands on liquidity, although expenditures on the Lalor project and the Constancia project may utilize part of this cash balance. By mid-2012, we expect to present our Board of Directors with a formal Constancia project recommendation, including a financing plan expected to involve project financing for Constancia.

Contractual Obligations and Commitments

As at March 31, 2012, we had outstanding capital commitments of approximately $102.5 million related to our Lalor and Reed projects, of which approximately $19.7 million cannot be terminated by Hudbay; and approximately US$124.2 million related to its Constancia project, of which approximately US$37.5 million cannot be terminated by Hudbay.

Outstanding Share Data

As of May 8, 2012, there were 171,949,220 common shares of Hudbay issued and outstanding. In addition, options for a maximum aggregate of 3,841,400 common shares were outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information, prepared in accordance with IFRS, for each of our eight most recently completed quarters.

	2012	2011				2010
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	($000s)
Revenue	187,038	254,314	212,335	246,823	177,345	184,607	167,778	187,341
Profit before tax	24,579	69,813	37,473	67,368	34,371	26,594	22,416	15,969
Profit (loss) from continuing operations	7,970	34,286	(16,052)	41,092	15,870	13,694	7,376	165
(Loss) profit from discontinued operations	—	—	(25,031)	(212,970)	(783)	(5,826)	(9,119)	4,134
Profit (loss)	7,970	34,286	(41,080)	(171,878)	15,087	7,868	(1,743)	4,299
Earnings (loss) per share:
Basic	0.05	0.21	(0.23)	(0.97)	0.11	0.07	(0.01)	0.03
Diluted	0.05	0.21	(0.23)	(0.97)	0.11	0.07	(0.01)	0.03

In the first quarter of 2012 and the fourth quarter of 2011, we recorded a profit compared to losses in the second and third quarters of 2011. The loss in the third quarter of 2011 was mainly a result of higher deferred tax expense of $26.9 million arising from changes in Peruvian mining tax rates and an increase in the present value of decommissioning and restoration obligations as well as a loss of $22.5 million on disposal of the Fenix project. The loss in the second quarter of 2011 was a result of a $212.7 million impairment on the Fenix project which was sold in the third quarter of 2011

In 2010 our profits were affected by expensing expenditures relating to the Lalor project, as it was in the exploration and evaluation phase; however, effective January 1, 2011, Lalor was considered a development phase project and therefore, the Lalor project costs were capitalized.

Sales in the last three quarters of 2011 benefited from the drawdown of copper concentrate inventory that had accumulated in late 2010 and early 2011 due to a shortage of available railcars that was subsequently resolved. 2011 revenues also benefited from higher copper and zinc prices and significant drawdown of excess copper concentrate inventory.

The price, quantity and mix of metals sold, along with movements in the Canadian dollar, affect our revenue, operating cash flow and profit. Revenue from metal sales can vary from quarter to quarter due to production levels, shipping volumes, and risk and title transfer terms with customers.

RISK FACTORS

Development of Key Projects

Our ability to develop our key mineral projects, including our Lalor and Constancia projects, is subject to many risks and uncertainties, including: our ability to upgrade mineral resources and conceptual estimates of tonnage and grade of mineral deposits into mineral reserves; completion of feasibility studies; the ability to secure adequate financing to fund such projects; obtaining and maintaining various permits and approvals from governmental authorities; construction risk; securing required surface and other land rights; finding or generating suitable sources of power and water; potential resistance from stakeholders and other interested parties; political and social risk; and confirming the availability and suitability of appropriate local area infrastructure.

We have negotiated life of mine community agreements with two communities near the Constancia project to secure required land rights for the project. Any inability to enforce such agreements or otherwise maintain good relations with the nearby communities and other stakeholders could impair our ability to successfully develop the project. At Lalor, we require permits under Manitoba’s The Environment Act and The Mines and Minerals Act in order to reach full production, expand the tailings facility and operate the concentrator that is planned at the site. While we believe that such permits are forthcoming, it is possible that one or more of such permits may be delayed or not granted, which could prevent us from developing the Lalor project.

In addition, significant amounts of capital will be required to bring each of our Lalor and Constancia projects to production. Our capital and operating costs for such projects may be affected by a variety of factors, including project scope changes, local currency appreciation and general cost escalation common to mining projects globally, and our cost estimates may increase as a result. We are currently attempting to secure financing for the Constancia project but, given current economic circumstances and other factors, there can be no certainty that such financing will be available on acceptable terms, if at all. If such financing is not available, we may not be able to fund the development of one or both of the Constancia and Lalor projects from our existing cash resources and future cash flows.

The capital expenditures and timeline needed to develop a new mine are considerable and the economics of and ability to complete a project can be affected by many factors, including: inability to complete construction and related infrastructure in a timely manner; changes in the legal and regulatory environment; general cost escalation; currency fluctuations; industrial disputes; availability of parts, machinery or operators; delays in the delivery of major process plant equipment; inability to obtain, renew or maintain the necessary permits, licenses or approvals; unforeseen natural events; and political and other factors. Factors such as changes to technical specifications, failure to enter into agreements with contractors or suppliers in a timely manner, including contracts in respect of Constancia project infrastructure, and shortage of capital, may also delay the completion of construction or commencement of production or require the expenditure of additional funds. Many major mining projects constructed in the last several years, or under construction currently, have experienced cost overruns that substantially exceeded the capital cost estimated during the basic engineering phase of those projects, sometimes by as much as 50% or more. There can be no assurance that our development projects will be able to be developed successfully or economically or that they will not be subject to the other risks described in this section.

Political and Social Risks

The implementation of new, or the modification of existing, laws and regulations affecting our operations and other mineral properties could have a material adverse impact on us and our projects. Such laws or steps could involve the expropriation of property, implementation of exchange controls and price controls, increases in production royalties and income and mining taxes, refusal to grant or renew required permits, licenses, leases or other approvals or requiring unfavorable amendments to or revoking current permits and licenses, and enacting environmental or other laws that would make contemplated operations uneconomic or impractical. The risk exists that further government limitations, restrictions or requirements, not presently foreseen, will be implemented. In addition, changes in policy that alter laws regulating the mining industry could have a material adverse effect on us.

There can be no assurance that industries which are deemed to be of national or strategic importance in countries in which we have operations or assets will not be nationalized. There also can be no assurance that our assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by an authority or body.

In situations where we have acquired mineral rights, we may not be able to secure required surface rights.  In addition, in situations where we possess surface rights, our land may be illegally occupied. Any inability to secure required surface rights or take possession of areas for which we hold surface rights could render us unable to carry out planned exploration, development and mining activities.

Political or social unrest or a political crisis in Peru could adversely affect our ability to develop and operate our Constancia project. Such adverse effects could result from local communities or other interested parties encroaching on our land, challenging the boundaries of such land or our rights to operate on such land, protesting the environmental or social impacts of our project, impeding project activities through roadblocks or other public manifestations or attacking project assets or personnel. During the last several years, certain mining projects in Peru have been the target of local political and community protests and suffered such adverse effects. Most recently, on November 30, 2011, construction activities at the Conga project were suspended at the request of Peru’s central government following increasing protests in the City of Cajamarca by anti-mining activists led by the regional president. We cannot predict whether similar or more significant incidents will occur in the future or whether such incidents will spread to the Constancia region and affect our ability to develop and operate our Constancia project.

Community Relations

The Company’s relationships with the communities in which it operates and other stakeholders are critical to ensure the future success of its existing operations and the construction and development of its projects, including our Constancia project in Peru. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Publicity adverse to us, our operations, or extractive industries generally, including as a result of anti-mining protests in Peru, could have an adverse effect on us and may impact our relationships with the communities in which we operate, including the communities surrounding the Constancia project, and other stakeholders. In addition, while we have entered into life of mine agreements with two local communities directly affected by the Constancia project, there can be no assurance that disputes will not arise with other communities in the area, nor can there be any assurance that disputes will not arise with the two local communities in interpreting these agreements or that all elements of each such community will honour the agreements, notwithstanding their legally binding nature. While we are committed to operating in a socially responsible manner, there can be no assurance that our efforts, in this respect, will mitigate this potential risk.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Operating cash flow per share, detailed operating expenses and co product cash costs per unit sold are included in this MD&A because we believe that the inclusion of these measures in the MD&A helps an investor to assess performance and that certain investors use these measures to assess our performance. Operating cash flow per share helps investors to evaluate changes in cash flow while taking into account changes in shares outstanding. Detailed operating expenses help an investor to understand the key elements of our cost of sales. Co-product cash costs help investors to assess our overall costs of metal production and compare those costs to those of other base metal producers. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow per share

The following table presents our calculation of operating cash flow per share for the three months ended March 31, 2012 and March 31, 2011.

	Three Months Ended
	Mar. 31	Mar. 31
($000s except share and per share amounts)	2012	2011
Operating cash flow before change in non-cash working capital	42,247	41,864
Weighted average shares outstanding	171,912,598	156,008,830
Operating cash flow per share	$0.25	$0.27

Co-product cash costs per unit sold

Assuming that all other metals are by products of the given metal, co-product cash costs present a cost of producing each of our primary metals, copper, zinc and gold, based on an allocation of costs among the metals. Costs that can be readily associated with a specific metal are allocated to that metal. We allocate mining and milling costs for our Trout Lake and 777 mines proportionately based on the value of the contained metals at prevailing metals prices. We generally allocate operating overhead expenses and site administrative expenses (in both cases, excluding costs not related to our Manitoba operations) equally between zinc and copper with some further cost allocation to gold. Impairment charges on zinc inventory in a period are deducted from cost of sales in order to better match costs as they are incurred with sales; the deducted charges will be added back to cost of sales in future periods when the inventory in question is sold.

Prior to the sale of our Zochem operation in November 2011, we treated zinc oxide production as a by-product of zinc production, so we allocated Zochem’s operating costs to zinc operating expenses, and we deducted zinc oxide revenues from total zinc cash costs. Similarly, we treat silver production as a by-product of gold production. Copper by-products in 2011 include the one-time sale of copper bearing material from the closure of the WPCR. Other miscellaneous revenues are allocated among zinc, copper and gold in the same manner as general and administrative costs unless specific to either zinc or copper processing.

Changes in relative metals prices may cause our reported cash costs to vary substantially over time, irrespective of our operating results. Significant management judgment is also required in determining how costs should be allocated among metals. Caution should also be exercised in using co-product cash costs to evaluate the profitability of a particular metal, as the profitability of our polymetallic mines is dependent on the production of all of our principal metals.

Three Months Ended March 31, 2012

($000s except as noted)	Copper	Zinc	Gold	Total
Mine operating costs	36,216	61,217	15,020	112,453
Impairment loss on zinc inventory	—	(3,368)	—	(3,368)
Treatment and refining costs(1)	4,933	—	2,037	6,970
	41,149	57,849	17,057	116,055
By-product revenues	(952)	(304)	(6,240)	(7,496)
Co-product costs	40,197	57,545	10,817	108,559
Sales volume(2)	24,072	56,405	19,161
Co-product cash costs per unit(2) sold	$1.67	$1.02	$565

(1)          Treatment and refining costs are deducted from revenue.

(2)          Copper and zinc sales volumes are denoted in 000s pounds, and gold sales volumes are denoted in troy oz.

Three Months Ended March 31, 2011

($000s except as noted)	Copper	Zinc	Gold	Total
Mine operating costs	24,839	63,819	6,213	94,871
Treatment and refining costs(1)	4,369	—	1,053	5,422
	29,208	63,819	7,266	100,293
Zinc oxide and by-product revenues	(13,872)	(8,886)	(4,141)	(26,899)
Co-product costs	15,336	54,933	3,125	73,394
Sales volume(2)	18,600	54,846	12,951
Co-product cash costs per unit(2) sold	$0.82	$1.00	$241

(1)          Treatment and refining costs are deducted from revenue.

(2)          Copper and zinc sales volumes are denoted in 000s pounds, and gold sales volumes are denoted in troy oz.

Co-product costs per unit sold in the first quarter of 2012, were $1.67 per pound of copper, $565 per ounce of gold and $1.02 per pound of zinc. Costs in the first quarter of 2012 were higher than the same period in 2011, partially due to higher distribution costs and pension related costs in 2012. In addition, costs in the first quarter of 2011 benefited from significant copper and gold by-product credits from the sale of miscellaneous copper bearing material. Gold costs were also higher as a result of a higher cost allocation to gold due to higher prices relative to copper and zinc and proportionately lower silver credits.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards adopted in 2012

For information on our adoption of new accounting standards, refer to note 3 of the March 31, 2012 consolidated interim financial statements.

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 4 of our March 31, 2012 consolidated interim financial statements.

Estimates and judgments

For information on significant areas requiring us to make estimates and judgments, refer to note 2 of our March 31, 2012 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

During the first quarter of 2012, our Corporate office began using a new enterprise resource planning (“ERP”) information system that we previously implemented at our Manitoba business unit during the second quarter of 2011. The implementation of the new ERP system followed our project plans, which included a number of typical project controls, such as the testing of data conversion and system reports, user training and user acceptance testing, in order to support ICFR during and after the implementation.

We did not make any other changes to ICFR during the quarter ended March 31, 2012 that materially affected or are reasonably likely to materially affect our ICFR.